FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2004

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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                                TABLE OF CONTENTS

Document 1        News Release dated December 23, 2004

Document 2        News Release dated December 23, 2004

Document 3        News Release dated December 23, 2004

Document 4        Material Change Report dated December 30, 2004

                                                                      DOCUMENT 1


                             DEBT SETTLEMENT CLOSES

VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

The Company is pleased to announce that the TSX Venture Exchange has accepted for filing the Company's proposal to issue 4,730,688 shares and 4,730,688 share purchase warrants (the "Unit") to settle outstanding debt for $614,989.42 (the "Debt"). The shares and share purchase warrants were issued on December 23, 2004. The shares, forming part of the Unit, are subject to a hold period expiring on April 24, 2005. The Debt has now been extinguished.

AMADOR GOLD CORP.


/s/ RUPERT L. BULLOCK
--------------------------
    Rupert L. Bullock,
       President

         The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2


VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

This release is issued on behalf of Munday Home Sales Ltd. ("MHS"). On October 8, 2004, the Company and MHS agreed to settle outstanding debt in the amount of $486,097.07 by the issuance of 3,739,208 units of the Company to MHS at a price of $0.13/unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling MHS to purchase one additional common share of the Company on or before December 23, 2006 at an exercise price of $0.13/share. The shares, forming part of the units, were issued to MHS from the Company's treasury on December 23, 2004 and are subject to a hold period expiring on April 24, 2005.

MHS, acting alone, currently owns 3,739,208 common shares of the Company representing 15.9% of the issued and outstanding common share capital of the Company. In addition, MHS holds securities convertible into voting securities for an additional 660,000 common shares of the Company. If MHS exercises its right to acquire additional voting securities of the Company to the exclusion of all others, MHS would own 4,399,208 common shares representing 18.2% of the then issued common share capital of the Company.

The 3,739,208 units of the Company were issued to MHS directly pursuant to a debt settlement agreement. Subject to availability, price, the general state of the capital markets and the financial condition of the Company from time to time, MHS may purchase shares of the Company.

AMADOR GOLD CORP.


/s/ BEVERLY J BULLOCK
-------------------------
    Beverly J. Bullock,
    Corporate Secretary



         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 3


                         FLOW-THROUGH PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company") is pleased to announce that it has arranged a financing of 1,000,000 units at a price of $0.15 per unit, for aggregate proceeds of $150,000. Each unit will be comprised of one "flow-through" common share and one-half of one transferable non-"flow-through" share purchase warrant of the Company, each share purchase warrant exercisable for one non-"flow-through" common share at a price of $0.20 per share for a period of 12 months. The Company will pay an advisory fee of $12,000, based on the gross proceeds, and 100,000 share purchase warrants, each warrant entitling the advisor to purchase a common share of the Company at a price of $0.15 for a period of 12 months. The financing is subject to the approval of the TSX Venture Exchange.

The flow-through proceeds from the financing will be used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of Amador's KPM Property located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway. The purpose of the work will be to discover additional gold targets and to locate and delineate extensions to known gold mineralization on the property in order to define drill targets.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling scheduled to commence in 2004-05.

AMADOR GOLD CORP.


/s/ RUPERT L. BULLOCK
-----------------------
    Rupert L. Bullock,
        President


         The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4


                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         December 23, 2004

3.       PRESS RELEASE

         Press releases faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced:

         a)       the closing of its debt settlement;
         b) Munday Home Sales Ltd. becoming a greater than 10% shareholder of the Issuer; and
         c)       flow-through private placement.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         (A)      DEBT SETTLEMENT CLOSES

         VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

         The Company is pleased to announce that the TSX Venture Exchange has accepted for filing the Company's proposal to issue 4,730,688 shares and 4,730,688 share purchase warrants (the "Unit") to settle outstanding debt for $614,989.42 (the "Debt"). The shares and share purchase warrants were issued on December 23, 2004. The shares, forming part of the Unit, are subject to a hold period expiring on April 24, 2005. The Debt has now been extinguished.

         (B) VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

         This release is issued on behalf of Munday Home Sales Ltd. ("MHS"). On October 8, 2004, the Company and MHS agreed to settle outstanding debt in the amount of $486,097.07 by the issuance of 3,739,208 units of the Company to MHS at a price of $0.13/unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling MHS to purchase one additional common share of the Company on or before December 23, 2006 at an exercise price of $0.13/share. The shares, forming part of the units, were issued to MHS from the Company's treasury on December 23, 2004 and are subject to a hold period expiring on April 24, 2005.

         MHS, acting alone, currently owns 3,739,208 common shares of the Company representing 15.9% of the issued and outstanding common share capital of the Company. In addition, MHS holds securities convertible into voting securities for an additional 660,000 common shares of the Company. If MHS exercises its right to acquire additional voting securities of the Company to the exclusion of all others, MHS would own 4,399,208 common shares representing 18.2% of the then issued common share capital of the Company.

         The 3,739,208 units of the Company were issued to MHS directly pursuant to a debt settlement agreement. Subject to availability, price, the general state of the capital markets and the financial condition of the Company from time to time, MHS may purchase shares of the Company.

         (C)      FLOW-THROUGH PRIVATE PLACEMENT

         VANCOUVER, BRITISH COLUMBIA, DECEMBER 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company") is pleased to announce that it has arranged a financing of 1,000,000 units at a price of $0.15 per unit, for aggregate proceeds of $150,000. Each unit will be comprised of one "flow-through" common share and one-half of one transferable non-"flow-through" share purchase warrant of the Company, each share purchase warrant exercisable for one non-"flow-through" common share at a price of $0.20 per share for a period of 12 months. The Company will pay an advisory fee of $12,000, based on the gross proceeds, and 100,000 share purchase warrants, each warrant entitling the advisor to purchase a common share of the Company at a price of $0.15 for a period of 12 months. The financing is subject to the approval of the TSX Venture Exchange.

         The flow-through proceeds from the financing will be used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of Amador's KPM Property located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway. The purpose of the work will be to discover additional gold targets and to locate and delineate extensions to known gold mineralization on the property in order to define drill targets.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling scheduled to commence in 2004-05.

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock        President                    (604) 536-5357
         Beverly J. Bullock       Corporate Secretary          (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 30th day of December, 2004.

                              /s/ Beverly J. Bullock
                              -----------------------
                                  Beverly J. Bullock,
                                  Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    January 5, 2005          BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary